UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission File Number 0-52529

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

x Form 10-K	¨ Form 20-F	¨ Form 11-K	¨ Form 10-Q	¨ Form N-SAR

For Period Ended: December 31, 2007

¨ Transition Report on Form 10-K

¨ Transition Report on Form 20-F

¨ Transition Report on Form 11-K

¨ Transition Report on Form 10-Q

¨ Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Mezey Howarth Racing Stable, Inc.

Full Name of Registrant

_______________________________

Former Name if Applicable

1001 Ave Pico, Ste C-629

Address of Principal Executive Office (Street and Number)

San Clemente, CA 92673

City, State and Zip Code

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information required to be included in its December 31, 2007 Form 10-KSB Annual Report. The Company expects to file its December 31, 2007, Form 10-K Annual Report with the U.S. Securities and Exchange Commission within 15 calendar days of the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

J. Wade Mezey	(949)	429-4001
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). x Yes ¨ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ¨ Yes x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mezey Howarth Racing Stables, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By /s/ J. Wade Mezey
J. Wade Mezey
CEO